Concordia International Corp. Announces Second Quarter 2017 Results

•	Reported second quarter revenue of $160.8 million

•	Reported a net loss from operations of $1.01 billion, primarily due to $987.1 million of impairments recorded on goodwill, product rights and other intangible assets

•	Reported second quarter adjusted EBITDA of $81.8 million

•	Generated cash flow from operations of $155.6 million in the first six months of 2017

•	Subsequent to quarter end, Concordia finalized its long-term growth strategy and intends to communicate it by mid September 2017

•	Concordia today announces executive leadership changes
OAKVILLE, ON – August 11, 2017 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products, today announced its financial and operational results for the three and six months ended June 30, 2017. All financial references are in U.S. dollars (USD) unless otherwise noted.
“Our second quarter results were in line with our expectations, which can be attributed to our business stabilization initiatives taken to date,” said Allan Oberman, Chief Executive Officer of Concordia. “During the quarter, we also finalized our long-term growth strategy, with the full support of our Board of Directors. Our new long-term growth strategy, known going forward as the DELIVER strategy, seeks to accelerate growth by maximizing our existing assets and future market opportunities, expanding our product portfolio, optimizing our operating platform and strengthening our financial foundation. We look forward to sharing the detailed initiatives that comprise the DELIVER strategy by mid September.”
Consolidated Second Quarter 2017 Financial Results and Recent Events

•	Reported revenue of $160.8 million, compared to $231.7 million for the same period in 2016 and $160.6 million for the first quarter of 2017.

•	Reported second quarter adjusted EBITDA[1] of $81.8 million, compared to $142.3 million for the same period in 2016, and $84.2 million in the first quarter of 2017.

•	Generated cash flows from operating activities of $155.6 million in the first half of 2017, compared to $236.6 million for the same period in 2016.

•
Recorded intangible asset impairments of $446.0 million comprised of $106.9 million of intellectual property rights within the Concordia North America segment with respect to Donnatal®, as well as $339.1 million of total impairments within Concordia’s International segment related to a number of products including Liothyronine Sodium, Fusidic Acid, Prednisolone and Nefopam.

•	Recorded $31.6 million of impairments related to in-process research and development.

•	Recorded a $509.5 million impairment charge on goodwill.

•
As of June 30, 2017, liquidity was substantially comprised of $301.8 million of cash and cash equivalents. Based on current market conditions, the Company continues to believe it has sufficient liquidity over at least the next 12 months to operate its business and meet its debt obligations in the ordinary course.

•
As originally announced on June 21, 2017, the Company is continuing to work with Perella Weinberg Partners LP as its lead adviser with respect to the development of a plan and execution for an optimal capital structure.

•	Announced the appointment of David Price as CFO and the appointments of Itzhak Krinsky and Francis (Frank) Perier, Jr. to the Company’s Board of Directors.

Second Quarter 2017 Segmental Results
North America segment revenue of $45.5 million for three months ended June 30, 2017 decreased by $34.8 million or 43%, compared to the corresponding period in 2016. The decrease was primarily due to a $15.0 million decrease from Plaquenil® authorized generic, a $4.7 million decrease from Nilandron®, and a $6.3 million decrease from Donnatal® as a result of additional competitive pressures that resulted in losses of market share. Donnatal® has continued to face pressure from a non-FDA approved product being distributed by a competitor, and during the second quarter of 2017, the Company became aware of the launch of an additional competitive product to Donnatal®.
Second quarter 2017 revenue for the North America segment increased by approximately 9% compared to first quarter 2017 revenue of $41.8 million, primarily due to higher volumes from Plaquenil® and Lanoxin® authorized generic.
International segment revenue of $115.3 million for the three months ended June 30, 2017 decreased by $36.1 million or 24%, compared to the corresponding period in 2016. The decrease was partially attributable to a $17.1 million decrease in revenue as a result of the foreign currency impact of the Great British Pound (GBP) weakening against the USD. Additionally, there was a $4.3 million decrease from Prednisolone; a $3.1 million decrease from Nefopam; a $2.9 million decrease from Liothyronine Sodium; a $1.5 million decrease from Hydrocortisone; a $2.9 million decrease from Trazadone; and a $1.1 million decrease from

Levothyroxine Sodium. These lower product volumes and revenues are primarily due to competitive market pressures.
Second quarter 2017 revenue for the Concordia International segment decreased by $3.4 million compared to the first quarter of 2017. The sequential decline was primarily due to additional competitive pressures on the segment’s product portfolio.
During the second quarter of 2017, the Company also became aware of a marketing authorization granted by the Medicines & Healthcare products Regulatory Agency in the United Kingdom for a competitive product to Liothyronine Sodium.
Pipeline Update
During the second quarter of 2017, the Company launched three new products into markets that have a current IMS-estimated value of $3 million.
Concordia also has 14 products that have already been approved or are awaiting approval.  These products, if launched, are expected to compete in markets that have a current IMS-estimated value in excess of $100 million.
In addition, the Company currently has 26 products (compared to 8 products in the first quarter of 20l7) under development that are anticipated to launch in the next three to five years.  The Company believes that these products, if launched, will compete in markets that have a current IMS-estimated value in excess of $1.5 billion.
Concordia believes that these products include several first-to-market or early-to-market opportunities for difficult-to-make products.
In addition, the Company has 16 products identified for potential development that, if launched, are expected to compete in markets that have a current IMS-estimated value in excess of $500 million.

In total, Concordia’s pipeline is comprised of more than 50 products that could compete in markets that have a current IMS-estimated value in excess of $2 billion.

Executive Leadership Changes
Today, Concordia announced that in support of the DELIVER strategy, Sanjeeth Pai will join Concordia, on August 14, 2017 as President of Concordia’s North America segment, and Sarwar Islam will become Concordia’s Chief Corporate Development Officer, on September 1, 2017.
For the past 10 years, Sanjeeth Pai has worked for Cardinal Health where he held a number of senior roles, the most recent being Vice-President, Strategy, Specialty Solutions Division. Mr. Pai has also been Vice President and General Manager for Cardinal’s VitalSource Business, and Cardinal’s Third Party Logistics Business.
Earlier in his career, Mr. Pai worked at Abbott Laboratories, Wyeth Pharmaceuticals, and Baxter Healthcare, as well as Alpharma, now a division of the Actavis Group.
In addition, Sarwar Islam will join the Company as a full-time employee becoming Concordia’s Chief Corporate Development Officer effective September 1, 2017. Mr. Islam joined Concordia in January 2017 as a strategic advisor; his primary responsibility since then has been to assist Concordia through the development of the DELIVER strategy.
Going forward, Mr. Islam will focus on the execution of some of the components of the DELIVER strategy, as well as leading Concordia’s corporate development initiatives.
Mr. Islam spent the past 15 years with The Boston Consulting Group, most recently as Partner and Managing Director, and as the Global Head, Pharmaceutical Generics & Biosimilars practice. During this period, Mr. Islam worked extensively across Europe, including the UK, Germany, France, Sweden, and the U.S.

Finally, Wayne Kreppner, Concordia’s President and Chief Operating Officer, will be leaving Concordia effective August 31, 2017. The Company will not be looking to fill this position after Mr. Kreppner’s departure.

“On behalf of our Board of Directors, I’d like to thank Wayne for his leadership, dedication, and stewardship,” continued Allan Oberman. “Wayne has been part of Concordia since shortly after its inception, and he has since played an integral role in many of the Company’s major initiatives. I am also looking forward to working closely with Sarwar and Sanjeeth, who both bring a strong skill set and deep industry experience to their new roles. I believe these two individuals will make significant contributions as we now look to execute upon the DELIVER strategy.”

Financial Results

	Three months ended		Six months ended
(in $000's, except per share data)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Revenue	160,785	231,712	321,342	460,247
Gross profit	111,312	177,607	226,727	337,459
Adjusted gross profit (1)	111,312	178,476	227,038	356,971
Operating loss from continuing operations	(981,255)	(514,931)	(962,889)	(459,981)
Net loss from continuing operations	(1,010,653)	(570,384)	(1,089,477)	(575,185)
Loss per share, from continuing operations
Basic	(19.78)	(11.18)	(21.32)	(11.28)
Diluted	(19.78)	(11.18)	(21.32)	(11.28)
EBITDA (1)	(903,563)	(454,285)	(846,631)	(345,333)
Adjusted EBITDA (1)	81,808	142,344	166,050	283,192

Consolidated Results of Operations
Revenue for the three and six month periods ended June 30, 2017 decreased by $70.9 million, or 31%, and $138.9 million, or 30%, respectively, compared to the corresponding periods in 2016. These decreases are due to lower sales from both the Concordia North America and Concordia International segments, as well as lower foreign exchange rates impacting translated results. The Concordia North America segment revenue for the three months ended June 30, 2017 decreased by 43% when compared to the corresponding period in 2016, mainly due to lower volumes on key products including Plaquenil®, Nilandron® and Donnatal®. The Concordia International segment revenue for the three months ended June 30, 2017 decreased by 24% when compared to the corresponding period, of which 11% is due to the impact of lower foreign exchange rates between USD/GBP. The remaining decrease of 13% is due to volume declines on key products including Liothyronine Sodium, Prednisolone and Nefopam.

Gross profit for the three and six month periods ended June 30, 2017 decreased by $66.3 million, or 37%, and $110.7 million, or 33%, respectively, compared to the corresponding periods in 2016 primarily due to the impact of the factors described above. The decrease in gross profit percentage of 8% for the three month period ended June 30, 2017, is primarily due to a change in the mix of product sales within both the Concordia North America segment and Concordia International segment. The decrease in gross profit percentage of 2% for the six months ended June 30, 2017 is lower than the 8% for the three month period ended June 30, 2017, as the first quarter of 2016 included a non-cash fair value adjustment to inventory of $18.6 million associated with the acquisition of the Concordia International segment.

Operating expenses for the three and six month periods ended June 30, 2017 increased by $400.0 million, or 58%, and $392.2 million, or 49%, respectively, compared to the corresponding periods in 2016. Operating expenses were higher primarily due to a $420.0 million higher impairment charge on a quarter and year-to-date basis. Excluding impairments, operating expenses for the three and six month periods ended June 30, 2017 decreased by $20.0 million, or 16%, and $27.9 million, or 12%, respectively, compared to the corresponding periods in 2016. This decrease is primarily due to $13.5 million lower litigation settlements, $6.9 million lower change in fair value of purchase consideration, $6.4 million lower share based compensation expense and $4.7 million lower selling and marketing costs, partially offset by $15.1 million higher amortization expense. The decrease in operating expenses for the six month period ended

June 30, 2017, excluding impairments, is primarily due to $13.5 million lower litigation settlements, $15.1 million lower change in fair value of purchase consideration, $11.8 million lower share based compensation expense and $8.3 million lower selling and marketing costs, partially offset by $25.2 million higher amortization expense.

General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the three month period ended June 30, 2017 increased by 4% compared to the corresponding period in 2016. This increase is due to the timing of certain general and administration costs incurred in 2017 as compared to 2016. General and administrative expenses for the six month period ended June 30, 2017 decreased by 4% as a result of the objective to minimize corporate costs as well as a positive impact of foreign exchange rates on translated general and administrative expenses from the Concordia International segment.

Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company’s segments. Selling and marketing costs for the three and six month periods ended June 30, 2017 decreased by $4.7 million, or 35%, and $8.3 million, or 31%, respectively, compared to the corresponding periods in 2016. These costs have decreased primarily due to the termination of the Donnatal® contract sales force in 2016, which has been replaced by a co-promotion agreement with RedHill Biopharma Ltd., as well as a positive impact of foreign exchange rates on translated selling and marketing expenses from the Concordia International segment.

Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. Research and development costs for the three and six month periods ended June 30, 2017 decreased by $2.4 million, or 25%, and $3.3 million, or 18%, respectively, compared to the corresponding periods in 2016. This decrease is due to fewer ongoing clinical programs in 2017 compared with 2016, including the cancellation of the cholangiocarcinoma trial in December 2016, and the Company moving certain external costs previously incurred within the Concordia North America segment to the Company’s operations in Mumbai, India.

The current income tax expense recorded for the three and six month periods ended June 30, 2017 decreased by $9.5 million and $12.2 million, respectively, compared to the corresponding periods in 2016. Income taxes were lower primarily due to the impact of lower foreign exchange translation from the Concordia International segment as well as lower taxable income due to lower revenues compared to corresponding periods in 2016.

The net loss from continuing operations for the three and six month periods ended June 30, 2017 was $1,010.7 million, and $1,089.5 million, respectively, and earnings per share loss was $19.78 and $21.32, respectively. Significant components comprising the net loss for the six month period ended June 30, 2017 are an impairment charge of $987.1 million recorded during the second quarter of 2017, fair value losses on derivative contracts of $48.1 million, interest and accretion expense of $186.8 million and amortization of $124.2 million offset by gross profit of $226.7 million.

Adjusted EBITDA for the three and six month periods ended June 30, 2017 of $81.8 million and $166.1 million respectively, decreased by $60.5 million, or 43%, and $117.1 million, or 41%, respectively, compared to the corresponding periods in 2016. The decline is primarily due to lower sales and gross margins from both the Concordia North America and Concordia International segments, as well as lower foreign exchange rates impacting translated results.
Adjusted EBITDA by segment for the three and six month periods ended June 30, 2017 was $29.0 million and $55.6 million, respectively, from Concordia North America and $58.1 million and $121.3 million,

respectively, from Concordia International. In addition, during the three and six month periods ended June 30, 2017 the Company incurred $5.2 million and $10.9 million, respectively, of Corporate costs related to the Corporate Head Office.
As of June 30, 2017, the Company had cash of $301.8 million. The Company’s credit agreement dated October 21, 2015 also provides for a revolving credit facility, which is undrawn. The Company is currently not subject to financial maintenance covenants under its credit agreement. These financial maintenance covenants are applicable only in the event that the aggregate principal amount of outstanding revolving loans under the Company’s credit agreement is greater than 30% of the aggregate amount, or $60 million of the revolving facility.

As at June 30, 2017 and August 10, 2017 the Company had 51,112,180 and 51,143,978 common shares issued and outstanding.
Conference Call Notification
The Company will hold a conference call on Friday, August 11, 2017, at 8:30 a.m. ET, hosted by senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS
DATE:	Friday, August 11, 2017
TIME:	8:30 a.m. ET
DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191
TAPED REPLAY:	(416) 849-0833 or (855) 859-2056
REFERENCE NUMBER:	50705221
This call is being webcast and can be accessed by going to:
http://event.on24.com/r.htm?e=1461798&s=1&k=FE95193B8C06888A3193CD0C7F86F702
An archived replay of the webcast will be available by clicking the link above.
About Concordia

Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. The Company has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent products. Concordia also markets Photofrin® for the treatment of certain rare forms of cancer.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Non-IFRS Measures
This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted earnings per share (“Adjusted EPS”) to provide investors with supplemental information of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business’s working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.

As used herein, adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to the cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

	Three months ended		Six months ended
For the three months ended (in $000’s)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Gross profit per financial statements	111,312	177,607	226,727	337,459
Add back: Fair value adjustment to acquired inventory	—	869	311	19,512
Adjusted Gross profit	111,312	178,476	227,038	356,971
EBITDA
EBITDA is defined as net income / loss adjusted for interest and accretion expense, interest income, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), initial exchange listing expenses on the NASDAQ, non-operating gains / losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other Non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.
The table below sets forth the reconciliation of net loss from continuing operations to EBITDA and to Adjusted EBITDA for the three and six month periods ended June 30, 2017 and June 30, 2016.

	Three months ended		Six months ended
For the three months ended (in $000’s)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Net loss from continuing operations	(1,010,653)	(570,384)	(1,089,477)	(575,185))

Interest and accretion expense	94,486	68,255	186,777	136,596
Interest income	(18,643)	—	(37,122)	—
Income taxes	(36,723)	(4,986)	(31,984)	(6,599)
Depreciation	500	469	988	899
Amortization of intangible assets	67,470	52,361	124,187	98,956
EBITDA	(903,563)	(454,285)	(846,631)	(345,333)
Impairment loss	987,103	567,076	987,103	567,076
Fair value adjustment to acquired inventory	—	869	311	19,512
Acquisition related, restructuring and other	6,167	7,860	11,383	11,408
Share-based compensation	2,475	8,889	5,427	17,246
Fair value (gain) loss on purchase consideration and derivatives	20,140	6,288	47,646	14,613
Foreign exchange (gain) loss	188	(149)	1,178	(1,540)
Unrealized foreign exchange (gain) loss	(30,702)	(7,667)	(40,367)	(13,253)
Legal settlements and related legal costs	—	13,463	—	13,463
Adjusted EBITDA	81,808	142,344	166,050	283,192

Notice regarding future-oriented financial information:
To the extent any forward-looking statements or forward-looking information in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Concordia and its business and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”.
Notice regarding forward-looking statements:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to Concordia’s long-term growth strategy (including the components of the DELIVER strategy), Concordia’s 2017 objectives and priorities, the development and implementation of Concordia’s long term growth strategy (and the timing of the release thereof), the stabilization of Concordia’s business, the execution, timing and impact of Concordia’s business stabilization objectives, the experience of Messrs. Pai and Islam, the ability of Messrs. Pai and Islam to make significant contributions to Concordia, leveraging Concordia’s International segment, diversifying Concordia’s business, Concordia’s liquidity (including, without limitation, access to the capital markets and/or its revolving facility), the improvement of working capital and liquidity based on near term initiatives and efficiencies launched by the Company, Concordia’s financial performance (including the performance of its operating segments), the ability of Concordia to execute and deliver on business plans and growth strategies, the ability to drive long-term shareholder value, the implementation of actions to manage competitive challenges, the Company taking actions to rebuild value for stakeholders (and the ability of Concordia to rebuild value for its stakeholders), Concordia’s ability to service its debt obligations and meet its other obligations in 2017 and beyond, optimism about Concordia’s future, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, the stability of Concordia’s business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company’s geographic and therapeutic platform, product lines and/or sales channels, Concordia’s ability to expand globally, the intention to launch products, the number of potential product launches, the development of new products, the timing of product launches, success of product launches, the size and/or estimated value of the markets in which Concordia has launched or intends to launch products, Concordia’s ability to launch first-to-market, early-to-market or difficult-to-make products, Concordia’s network of partners, Concordia’s international pipeline of products,

Concordia’s revenue by geography, expected debt levels and leverage, free cash flows, Concordia’s debt structure (including its flexibility) and the ability to pay down debt, expected sources of funds (including expected levels of cash on hand and the ability to draw on the Company’s revolving facility), future growth of the Company (including, without limitation, the Company’s expansion globally), the ability to pay certain debt and other obligations of Concordia, the ability to use the Company’s expected cash flow and cash on hand to pay certain future obligations (including, without limitation, debt obligations), the Company’s cash on hand and cash flows being sufficient to meet the Company’s liquidity needs, success of product launches, concentration of Concordia’s business, cash on hand after satisfying obligations during 2017, the performance of Concordia’s products and segments, the revenue-generating capabilities and/or potential of Concordia’s assets, Concordia’s financial strength, the continued and/or expected profitability of Concordia’s products and/or services, the sales and/or demand for Concordia’s products, the deployment of cash towards value creating initiatives or debt repayment (including to fund future acquisitions and the launch of pipeline products, and settle debt and other obligations as they become due), the expansion into new indications and new markets for Concordia’s existing and/or future products, Concordia’s ability to evaluate growth opportunities on a global scale (and the availability of such opportunities), the ability to expand existing sales of Concordia’s products in certain markets, market opportunities for Concordia’s products, Concordia’s ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia’s products, the ability to obtain necessary approvals, enrollment of patients into clinical trials, the outcomes and success of clinical trials and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s inability to stabilize its business, Concordia’s inability to implement its long term strategic plan or being delayed in implementing such plan, the inability of Concordia to accelerate growth by maximizing its existing assets and future market opportunities, the inability of Concordia to expand its product portfolio (including, without limitation, the inability of Concordia to launch products due to regulatory impediments or competitive market changes), the inability of Concordia to optimize its operating platform, changes in laws, including tax laws, that could result in Concordia’s operating platform being adversely affected, Concordia’s inability to strengthen its financial foundation, the inability of Concordia to refinance or restructure its debt obligations, cash on hand and cash flows from operations being insufficient to meet Concordia’s liquidity needs, which could result in Concordia having to refinance or restructure its debt, sell assets or seek to raise additional capital, which may be at less favourable terms, the inability to implement Concordia’s objectives and priorities for 2017, which could result in financial strain on the Company and continued pressure on the Company’s business, the inability of Messrs. Pai and/or Islam to make significant contributions to Concordia, Concordia’s securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches (including the product launches described herein), risks associated with the integration of assets and businesses into Concordia’s business, product launches (including, without limitation, unsuccessful product launches), the inability to develop new products, the inability to launch products or the delay in launching products, regulatory delays in product approvals, the inability to launch first-to-market, early-to-market or difficult-to-make products, the inability to capture a share of any market in which Concordia has launched or intends to launch its products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals (including, without limitation, with respect to Photofrin® as a new treatment for certain forms of cancer or with respect to the product launches described herein), the FDA permitting unapproved products to remain on the market and compete with

Concordia’s products (including, without limitation, Donnatal®), economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products (including, without limitation, the product launches described herein), risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products and Concordia’s key products in its International and North America segments (including the competitive pressures on some of the products described herein)), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks associated with regulatory investigations (including the current investigations being undertaken by competition authorities with respect to the Company’s operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business, risks related to patent infringement actions, the loss of intellectual property rights, risks associated with class action litigation, risks associated with Concordia’s inability to defend itself in certain legal actions or being found to have violated certain laws (including, without limitation, the regulatory investigations and class actions which Concordia is currently subject to), which may require Concordia to make certain payments in respect of such legal matters or which may result in certain fines being levied against Concordia, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

1 Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, adjusted net income, adjusted gross profit, net debt/EBITDA and Adjusted EPS to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.

For more information please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com

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